                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 1999


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the quarterly report of Enterprises Shipholding Corporation (the "Company") for the period ended September 30, 1999.

                                  Athens 22nd November 1999


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended September 30, 1999.

During the first nine months of 1999 the reefer industry was faced with the consequences of the market conditions and the weather disturbances that had affected the reefer industry during 1998. The activities were basically driven by the increased export volume from Chile where the growing conditions are back to normal, while Ecuador, the world largest exporter of bananas, slowly recovered from the devastating effect of the El Nino phenomenon. The spot freight rates ranged from $0.28/cu.ft during January to $0.90/cu.ft for March to $0.30/cu.ft in June while in August has reached the dismal levels of $0.10/cu.ft. In September and October the freight rates increased to $0.20/cu.ft mainly due to more vessels being in lay-up. Due to the depressed market conditions 73 vessels are reported in lay up and around 14.8 million cu.ft, which represents 4.3% of the world fleet have been reported as scrapped during the first nine months of the year.

In the nine months of 1999 12 vessels of our fleet were trading in the spot market contributing $ 4.7 million of EBITDA which represents only 27% of the company's EBITDA. The outlook of the spot market during the third and fourth quarter has been very sluggish and as such 9 out of the 21 vessels are in lay-up condition as the freight rates do not justify to trade them below their running expenses. An other indication of the lack of cargoes and surplus of tonnage is that our fleet operated 4830 days during the nine months in 1999 compared to 5994 days in the same period in 1998. The fleet utilization dropped to 77% compared to 85% of last year. The remaining 12 vessels are on a period time charter with an average rate of $0.54 per cubic feet calculated on a monthly basis up to each vessel's existing charter expiration. We have not renewed or chartered any vessel for next year, which is another indication that the charterers are not willing to period contracts. One reason being that the EU- WTO dispute is not resolved.

The newbuilding program continues uninterrupted and the first vessel which was due for delivery at the end of September will be



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

finally delivered at the end of November while her time charter has been extended to reflect the new delivery date.

For the nine months ending September 30, 1999, the Company's revenues were $41.5 million, EBITDA was $17.6 million and net income was a loss of $(10.2) million, including a provision of $6.7 million for a charterer's claim. We were expecting lower figures from last year's results and losses for 1999 as we anticipate for next year due to worse than anticipated market conditions, lay up of vessels and increased financing cost.

A conference call with Mr. Victor Restis, President and Chief Executive Officer, and Mr. Kostas Koutsoubelis, Director and Chief Financial Officer has been scheduled for Wednesday 24th November 1999 at 9:30 am New York time to discuss the third quarter 1999 results.

To participate in the conference call please dial the number
(212) 896 6016

We are pleased to answer any inquiries that you may have. Our investor relations contact is Kostas Koutsoubelis, Tel:
Int+301+8945061 and Fax: Int+301+8983595.


Sincerely yours,


Victor Restis
President and
Chief Executive Officer

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

    The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 21 vessels, including 19 reefer vessels and two high reefer intake container vessels, and has on order 2 combined container reefer vessels and 5 high reefer intake containers vessels. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

    The Company's fleet currently consists of 21 vessels: (i) 19 reefer vessels ranging in size from approximately 200,000 to 600,000 cu.ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu.ft. of capacity delivered from their builder in the first half of 1996; and (ii) two reefer container vessels, each with a cargo capacity of 324 TEU. The following table sets forth changes in the Company's fleet from December 31, 1994 through September 30, 1999.

                                       Year Ended December 31,   September 30,
                                       _______________________________________
                                       1994  1995  1996  1997     1998   1999
                                       _______________________________________
Fleet owned at beginning of period...    15   17    20    24       26    26
Newbuildings and other
  acquisitions  during period........     2    3     4     2        0     0
Sales and dispositions during
  period.............................     0    0     0     0        0     5
Fleet owned at end of period.........    17   20    24    26       26    21
Newbuildings on order................     0    0     0     0        7     7

Reefer Cargo Capacity (at end of
  period) (millions cft.)............     7.5  8.8  10.3  10.3     10.3   8.5
TEU Capacity (at end of period)......     0    0     0   648      648   648

    Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

    Reefer vessels are employed under time charters, voyage charters, contracts of affreightment ("COAs"), and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

    The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

    Recent trends in reefer vessel charter rates are as follows:
The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to Klaveness reports average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and to $0.65 in 1998. Spot rates for the first six months of 1998 have ranged between $0.50 in January to a high of $1.10 in March to a low of $0.25 in June compared to $0.50 in January of 1997, to a high of $1.30 in March and April to a low of $0.50 in June of 1997. On the contrary spot rates during the first nine months of 1999 were $0.28 in January, $0.55 in February and $0.90 in March to a low of $0.28 in June to a dismal level of $0.10 in August.

Results of Operations

The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                       Year Ended December 31,   September 30,
                                       _______________________________________
                                       1994  1995  1996  1997     1998   1999
                                       _______________________________________
Revenue from vessels, net............   100%  100%  100%  100%    100%  100%
Voyage and running expenses..........   36.5  39.4  41.6  40.0    37.5  47.8
Depreciation and amortization........   19.0  20.4  16.8  18.3    20.7  26.6
General and administrative expenses..    4.3   4.1   3.9   4.3     7.4   9.8

Income from operations...............   40.3  36.1  37.7  37.4    34.4  15.8
Interest expense, net................    3.7   3.9   4.2   3.5    13.5  23.9

Loss (gain) on sale of vessels.......    0.0   0.0   0.0  (7.9)    0.0   0.0
Other expenses (income)..............   (1.0)  0.6  (0.7) (2.2)    0.0  40.4
Minority interest....................    0.6   0.0   0.0   0.0     0.0   0.0

Net income(loss).....................   37.0  31.6  34.2  44.1    21.9 (24.6)

    Revenue from vessels, net. Revenues are generated primarily from U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past three years, revenues from time charters of 12 months or longer represented 86% of the Company's net revenues while for 1998 revenues from time charters represented 92% of the Company's net revenues compared to 84% during 1997. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In 1996 and 1997, the Company derived 22% and 16% of its net revenues from COAs and spot market voyage charters, respectively. For 1998, the Company's share of revenues from spot charters was only 8% due to shortfall in spot market demand resulting from the effects of the El Nino phenomenon and the financial crisis in various countries. In the first nine months of 1999 revenues from time charter represented 80% of the Company's revenues reflecting the market conditions and the unwillingness of the charterers to commit to period charters.

    The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:

                                Year Ended December 31,             Year Ended
                                ______________________________________________
                                1994   1995   1996    1997    1998   September
                                                                     30, 1999
                                ______________________________________________
Average revenue per vessel
  per day...................... $8,169 $8,418 $10,086 $10,555 $9,319    $8,600
Percentage increase
  (decrease)...................   -    3.0%   19.8%   4.7%    (11.7)%   (7.7)%
Total operating days........... 5,625  6,037  7,777   7,492   7,666     4830
Percentage increase............   -    7.3%   28.8%   (3.7)%  2.3%      NA

    Voyage and running expenses(VAR). Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                Year Ended December 31,             Year Ended
                                ______________________________________________
                                1994   1995   1996    1997    1998   September
                                                                     30, 1999
                                ______________________________________________
Average VAR expenses per
  vessel per day............... $2,791 $3,002 $3,989  $3,437  $2,824    $3,196
Percentage increase (decrease)     -   7.5%   32.9%   (13.8)% (17.8)%   13.2%

    General and administrative expenses. General and administrative expenses include management fees of $500 per day per vessel paid to EST for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

    Depreciation and amortization. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessel's useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.


Nine Months Ended September 30, 1999, compared with Nine Months
Ended September 30, 1998

    Revenue from vessels, net. Revenue from vessels, net, decreased $15.4 million to $41.5 million in the nine months of 1999, compared to $56.9 million in the same period in 1998, representing a 27.1% decrease. Average daily revenue per vessel decreased to $8,600 in the first nine months of 1999 from $9,502 in the first nine months of 1998, representing a 9.5% decrease. Operating days decreased to 4830 days in the nine months of 1999 from 5994 days in the nine months of 1998, representing a 19.5% decrease. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by the low spot rates and fewer voyage days due to increased idle time in repositioning vessels from one charter to another. In the first nine months of 1999 12 vessels were in the spot market operating 1610 days out of the 2699 available days compared to the first nine months of 1998 where 5 vessels were in the spot market operating 963 days out of the 1350 available days. Consequently, revenues from time charters in the nine months of 1999 were $33.3 million and $8.2 million from the voyage charters compared to $51.4 million and $5.5 million respectively for the nine months of 1998.

    Voyage and running expenses. Voyage and running expenses decreased by $1.5 million, to $19.8 million in the first nine months of 1999 from $21.3 million in the first nine months of 1998. As a percentage of revenues, voyage and running expenses increased to 47.8% in the first nine months of 1999 compared to 37.4% in the first nine months of 1998. The decrease of $1.5 million was mainly due to the fact that fewer vessels operated in 1999 and the fleet operated fewer days thus saving $2.0 million while the voyage expenses in 1999 increased only to $2.9 million compared to $2.3 million in the same period of last year.

    General and administrative expenses. General and administrative expenses increased by $0.3 million to $4.0 million in the first nine months of 1999 compared to $3.7 million in the first nine months of 1998. This increase was mainly due to the new compensation of the Directors, which was effective from 1st September 1998.

    Depreciation and amortization. Depreciation and amortization decreased by $0.3 million to $11.0 million in the first nine months of 1999 from $11.3 million in the first nine months of 1998. This decrease was mainly due to the sale for scrapping of five vessels during the first nine months of 1999 amounting to $0.3 million.

    Interest expense, net. Interest expense, net, increased by $4.0 million, to $9.9 million in the first nine months of 1999 from $5.9 million in the first nine months of 1998. This increase was primarily due to the interest of $11.7 million on the Company's Senior Notes from January 1 to September 30, 1999. Interest income in the first nine months of 1999 and in 1998 was $1.7 million and $2.0 million, respectively.

    Net income. Net income decreased by $24.4 million, to $(10.2) million in the first nine months of 1999 from $14.2 million in the first nine months of 1998, including a $6.7 million provision that the management decided, based on the US GAAP principals and legal opinions received, in order to reflect a charterer's claim arbitration award. This decrease of $24.4 million was mainly due to the decrease of net revenues by $15.4 million due to the low spot market freight rates, increase in the Company's net interest expense by $4.0 million due to the higher interest cost of the Senior Notes.


Year Ended December 31, 1998, compared with Year Ended December
31, 1997

    Revenue from vessels, net. Revenue from vessels, net, decreased $7.3 million to $71.4 million in 1998, compared to $79 million in 1997, representing a 9.2% decrease. Average daily revenue per vessel decreased to $9,319 in 1998 from $10,555 in 1997, representing an 11.7% decrease. Operating days increased to 7,666 days in 1998 from 7,492 days in 1997, representing a 2.3% increase. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon. Eventhough the total fleet operating days increased in 1998 compared to 1997 the vessels that were in the spot market operated only 422 days in the first six months of 1998 compared to 633 days for the same period of 1997,while during the third and fourth quarter of 1998 they were in lay-up. Consequently, revenues from time charters in 1998 were $65.8 million and $5.6 million from the voyage charters.

    Voyage and running expenses. Voyage and running expenses decreased by $4.8 million, to $26.8 million in 1998 from $31.6 million in 1997. As a percentage of revenues, voyage and running expenses decreased to 37.5% in 1998 compared to 40% in 1997. The decrease of $4.8 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, which means that bunkers, port dues and other expenses were reduced significantly. Voyage expenses were $2.7 million and $4.6 million in 1998 and 1997, respectively. Due to the continuous preventive maintenance that the company is enforcing in its vessels the running expenses decreased by $2.8 million dollars in 1998.

    General and administrative expenses. General and administrative expenses increased by $1.8 million to $5.3 million in 1998 compared to $3.4 million in 1997. This increase was due primarily to the new management fee of $500 per day per vessel based on the new management agreement with EST that was put into effect as of January 1, 1998. For the previous year the management fee was $350 per day per vessel. The fees are reduced to $300 per day per vessel when a vessel is in lay-up. During 1998 the fleet had 1637 lay-up days out of 9360 days of operating availability compared to 1485 lay-up days out of 9160 days of operating availability in 1997.

    Depreciation and amortization. Depreciation and amortization increased by $0.4 million to $14.8 million in 1998 from $14.4 million in 1997. This increase was due to the write-off of loan expenses due to prepayment of the related loan from the proceeds of the Company's Senior Notes offering as well as the amortization of the legal expenses in relation to the Senior Notes offering.

    Interest expense, net. Interest expense, net, increased by $6.8 million, to $9.6 million in 1998 from $2.8 million in 1997. This increase was primarily due to the interest of $10.5 million on the Company's Senior Notes from April 27 to December 31, 1998. Interest expense in 1998 and in 1997 was $12 million and $4.6 million, respectively; interest expense on bank loans was $4.6 million and $1.4 million in 1997 and 1998, respectively.
Interest income in 1998 and in 1997 was $2.8 million and $1.8 million, respectively. The increase in the interest income was due to the high cash balances that the Company had from the proceeds of the Senior Notes offering.

    Net income. Net income decreased by $19.2 million, to $15.6 million in 1998 from $34.8 million in 1997. As a percentage of revenues, net income decreased to 21.9% in 1998 from 44.1% in 1997. This decrease of $19.2, including the extraordinary gain of $6.3 in 1997, was due to the decrease of net revenues by $7.6 million due to spot market conditions, increase in the Company's net interest expense by $6.8 million due to the higher interest cost of the Senior Notes, and decreased voyage and running expenses of $4.8 million resulting from fewer spot voyages and efficient management of the Company's vessels.


Liquidity and Capital Resources

    The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $13.9 million in the first nine months of 1999 versus $29.9 million for the same period in 1998. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

    Net cash provided by operating activities decreased to $13.9 million in the first nine months of 1999 from $29.9 million in the first nine months of 1998, primarily due to the lower net income of $(10.2) million for the period compared with the net income of $14.1 million for the same period last year. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

Net cash used in investing activities was $4.8 million out of which $13.8 million has been paid to the shipyard in Taiwan for the 2nd installment of one vessel, 3rd installment of two vessels and the 4th installment of one vessel under construction. The remaining installments within 1999 and 2000 amounts to $29.7 million and $22.8 million respectively. The net proceeds from the scrapping of the five older vessels were $2.5 million. The Company's principal uses of cash in investing activities has been vessel acquisitions and improvements, mainly new vessels, and purchases of equipment, as well as installment payments for vessels under construction.

    Net cash used in financing activities in the first nine months of 1999 was $7.5 million, which was the payment of the declared dividend for the period ended December 31, 1998. Thus, cash and cash equivalents at September 30, 1999 were decreased to $28.4 million. The Company expects to fund the remaining $52.5 million for the acquisition of the newbuildings vessels from its existing cash together with a portion of the cash generated from the operations of the existing fleet while the balance of the order amounting to $120 million will be financed by secured bank facilities.

    The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness;
(ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

    The Company believes that based on current levels of operating performance and expected market conditions, its cash flow from operations, together with the net proceeds of the Senior Notes Offering and other available sources of funds, will be adequate to make the required payment of the installments due to the shipyard in 1999, to permit anticipated capital expenditures and to fund the working capital requirements until the end of 1999. Furthermore the Company believes that the first semester of 2000 will be critical to its liquidity, as the prolonged reefer recession will severely affect its ability to comply with all of its obligation.

Inflation

    Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

Foreign Exchange Rate Fluctuation

    The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

               ENTERPRISES SHIPHOLDING CORPORATION
                        AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS
             DECEMBER 31, 1998 AND SEPTEMBER 30 1999
(Expressed in thousands of U.S. Dollars - except per share data)

ASSETS                                                   1998           1999
CURRENT ASSETS:
   Cash and cash equivalents                         $   26,854    $   28,462
                                                       _________     _________
   Marketable Securities                                 24,126        17,207
   Accounts receivable-
      Trade                                                 785           614
      Insurance claims                                    1,276           400
      Others receivables                                  1,451           660
                                                       _________     _________
                                                          3,512         1,674
                                                       _________     _________
   Inventories                                            1,869         1,280
   Prepayments and other                                    229         1,014
                                                       _________     _________
         Total current assets                            56,590        49,637
                                                       _________     _________

FIXED ASSETS:
   Advances for vessel under
    reconstruction                                       36,592        50,464
      Vessels' cost                                     224,929       213,439
      Accumulated depreciation                          (71,988)      (74,406)
                                                       _________     _________
                                                       _________     _________
         Total fixed assets                             189,533       189,497
                                                       _________     _________

OTHER NON CURRENT ASSETS:
   Deferred charges, net of amortization
    of $2,204 and $941 at December 31,
    1998 and September 30, 1999                           5,014         4,453
                                                       _________     _________
         Total assets                                $  251,137    $  243,587
                                                       =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Current portion of long-term debt                 $        0    $        0
                                                       _________     _________
   Accounts payable-
      Trade                                               3,558         3,698
      Due to a related company                              570             0
   Charterer Claim                                            0         6,732

      Master accounts                                       691           442
                                                       _________     _________
                                                          4,819        10,872
                                                       _________     _________
   Dividends payable                                      7,500             0
   Due to management companies                              409             0
   Unearned revenue                                       1,156         1,435
   Accrued interest and finance charges                   2,589         6,471
   Other accrued liabilities                                648         1,065
   Due to shareholders                                        0             0
                                                       _________     _________
         Total current liabilities                       17,121        19,843
                                                       _________     _________
LONG-TERM DEBT, net of current maturities
   Senior notes payable                                 175,000       175,000
   Banks                                                      0             0
   Related party                                              0             0
                                                        175,000       175,000
                                                       _________     _________

SHAREHOLDERS' EQUITY:
   Share capital, nominal value $0.01
    each (100,000,000 shares authorised,
    issued and outstanding at December
    31, 1998 and September 30 1999)                       1,000         1,000
   Retained earnings                                     57,125        46,912
   Other comprehensive income                               891           832
                                                       _________     _________
      Total shareholders' equity                         59,016        48,744
      Total liabilities and
       shareholders' equity                          $  251,137    $  243,587
                                                      ==========     =========





















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

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME
       FOR THE PERIOD ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1999 (Expressed in thousands of U.S. Dollars - except per share data)

                                                       1998           1999
REVENUE FROM VESSELS, net                          $     56,952   $     41,541


VOYAGE AND RUNNING EXPENSES                            (21,278)       (19,851)
                                                    ___________    ___________
      Gross profit                                      35,674         21,690

DEPRECIATION AND AMORTIZATION                          (11,306)       (11,032)

GENERAL AND ADMINISTRATIVE EXPENSES                     (3,692)        (4,063)
                                                    ___________    ___________

      Income from operations                            20,676          6,595
                                                    ___________    ___________

OTHER INCOME (EXPENSES):
   Interest and finance expenses, net                   (5,981)        (9,927)
   Foreign currency gain (loss)                            (37)            63
   Provision for Charterer Claim                             0         (6,732)
      Other, net                                          (462)          (212)
                                                    ___________    ___________
      Total other income (expenses)                     (6,480)       (16,808)


                                                    ___________    ___________
Net Income                                         $    14,196    $   (10,213)
                                                    ===========    ===========
Earnings per share, basic                          $      0.14    $     (0.10)
                                                    ===========    ===========
Weighted average number of shares,
 basic                                              100,000,000    100,000,000
                                                    ===========    ===========


EBITDA                                             $    31,982    $    17,627

Ratio of EBITDA to interest
 expense.net                                              5.35           1.78

EBITDA Margin                                            56.16%         42.43%

      ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE PERIOD ENDED SEPTEMBER 30,1998
(Expressed in thousands of U.S. Dollars - except per share data)

                                           Valuation
                                              of
                                          Marketable
                              Capital     Securities     Retained
                               Stock    Surplus (Loss)   Earnings     Total
                            ___________ ______________  _____________________
BALANCE, December 31, 1997  $   1,000   $          0   $   49,000     $50,000

Net Income                          0              0       14,196      14,196

Valuation of Marketable
  securities                        0            390            0         390
                            __________  _____________  ___________   _________
BALANCE September 30, 1998  $   1,000   $        390   $   63,196   $  64,586
                            ==========   ============   ==========   =========


            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE PERIOD ENDED SEPTEMBER 30,1999
      (Expressed in thousands of U.S. Dollars - except per share data)

                                           Valuation
                                              of
                                          Marketable
                              Capital     Securities     Retained
                               Stock       Surplus       Earnings     Total
                            ___________  _____________  _____________________

BALANCE, December 31,1998   $   1,000   $        891   $   57,125   $  59,016

Net income                          0              0      (10,213)    (10,213)

Valuation of Marketable
  sec.                              0            (59)           0         (59)
                            __________   ____________   __________   _________
BALANCE, September 30,1999  $   1,000   $        832   $   46,912   $  48,744
                             =========   ============   ==========   =========








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

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOW
       FOR THE PERIODS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1999
                  (Expressed in thousands of U.S. Dollars)

                                               1998              1999
                                           _____________     _____________
Cash Flows from operating activities:
   Net income                             $       14,196    $       (10,213)
   Adjustments to reconcile net income to
   net cash provided by operating activities-
      Depreciation                                10,379             10,092
      Amortization of deferred charges               927                941
      Loss from vessels sale                           0              1,249
   (Increase) Decrease in:
      Accounts receivable                           (823)             1,838
      Inventories                                    162                589
      Prepayments and other                         (546)              (785)
   Increase (Decrease) in:
      Accounts payable                              (214)            (1,088)
      Other accrued liabilities                      137                418
      Accrued interest and finance
       charges                                     6,383              3,882
      Unearned revenue                                42                279
      Charterer Claim                                  0              6,732
      Amounts due to management companies           (646)                 0
Other                                                  0                  0
                                           ______________    _______________
Net cash provided by operating activities         29,997             13,934
                                           ______________    _______________

Cash Flows (for) from investing activities:
   Advances for vessels under
    construction/reconstruction                   (5,823)           (13,872)
   Payments for vessels' acquisition
    and improvements                                   0                  0
      Net proceeds from vessels sale                   0              2,566
   Payments for drydocking and special
    survey costs                                    (326)              (380)
   Purchase of marketable securities             (26,820)             6,860
                                           ______________    _______________
Net cash (used in) provided by
 investing activities                            (32,969)            (4,826)
                                           ______________    _______________

Cash Flows (for) from financing activities:
   Proceeds from shareholders,
    net of withdrawals                              (237)                 0
   Proceeds from long-term debt, banks                 0                  0
   Proceeds from issuance of Senior Notes        175,000                  0

   Payments and repayment of long-term
    debt, banks                                  (64,844)                 0
   Payments and repayment of long-term
    debt, related party                          (47,133)                 0
   Payments for financing fees                         0                  0
   Payments for dividends                              0             (7,500)
   Notes issuance and distribution                (4,379)                 0
                                           ______________    _______________
Net cash (used in) provided by
  financing activities                            58,407             (7,500)
                                           ______________    _______________
Net increase (decrease) in cash
  and cash equivalents                            55,435              1,608
Cash and Cash Equivalents,
  beginning of period                              5,590             26,854
                                           ______________    _______________
Cash and Cash Equivalents, end of peiod   $       61,025    $        28,462
                                           ==============    ===============

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: November 23, 1999     By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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